Exhibit 99.5

Ari Sussman from Collective Mining to Present at OTC Markets Group Precious Metals Virtual Investor Conference on February 15th, 2023

Toronto, Ontario, February 8, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) will be presenting at the OTC Markets Group Precious Metals Virtual Investor Conference on Wednesday, February 15, 2023, at 11:00am ET.

Using the link below, investors can register and listen to the presentation, and take part in a question and answer session at the end. The presentation is expected to last 30 minutes.

DATE: Wednesday, February 15, 2023

TIME: 11:00am ET – 11:30am ET

LINK: https://bit.ly/3JCTs89

Please log in 5-10 minutes early to register. An archived webcast will also be made available after the event.

Ari Sussman, Executive Chairman of Collective Mining will be providing an overview and will discuss the Company’s “Main Breccia” discovery at the Apollo target. The Main Breccia discovery is a high-grade and bulk tonnage, copper-silver-gold porphyry-related breccia system characterized by two main~~,~~ yet distinct pulses of mineralized fluids flooding the breccia with metals.

The Company’s Guayabales project is located in the mining-friendly department of Caldas, Colombia, in the heart of a long-established mining camp with ten fully permitted and operating mines located within three kilometres of the project. As a result, the Guayabales project is blessed with excellent infrastructure with roads and hydroelectric powerlines traversing the project and an abundant labour force located nearby in the townships of Supia and Marmato.

The phase II drilling program is underway with three rigs currently operating focused on testing near surface mineralization and expanding the dimensions of the Main Breccia system. Assay results are expected in the near term for the final three holes of the 2022 program, including westwards step-out hole APC-28, which cut more than 600 metres of continuous mineralization. Additionally, the first hole of the Phase II program is now complete, and core has been dispatched to the lab for assaying.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company based in Canada, with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper, silver and gold Main Breccia discovery. The Company’s near-term objective is to continue with expansion drilling of the Main Breccia discovery while increasing confidence in the highest-grade portions of the system.

Management, insiders and close family and friends own approximately 52% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Steven Gold, Vice President, Corporate Development and Investor Relations Tel. +1 (416) 648-4065

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.